GUARANTOR ACCESSION DEED

THIS DEED is dated 17 February 2023 and made

BY:

ATENTO CHILE S.A. (the "**Acceding Guarantor**")

IN FAVOUR OF:

The Note Purchasers as recorded in the Register (each as defined in the Conditions, as defined below).

WHEREAS:

This Guarantor Accession Deed (the "**Deed**") is made on 17 February 2023 by the Acceding Guarantor in relation to a Note Purchase Agreement dated 15 February 2023 between, among others, the Issuer and the Original Note Purchasers (the "**Note Purchase Agreement**").

The Acceding Guarantor intends to guarantee unconditionally and irrevocably on a secured, unsubordinated basis the obligations of the Issuer under the Conditions.

THIS DEED WITNESSES as follows:

1. Terms defined in the Note Purchase Agreement shall, unless otherwise defined in this Deed, bear the same meaning when used in this Deed.

2. The Acceding Guarantor confirms that it intends to be party to the Note Purchase Agreement as a Guarantor, undertakes to perform all the obligations expressed to be assumed by a Guarantor under the Note Purchase Agreement and the Conditions and agrees that it shall be bound by all the provisions of the Note Purchase Agreement and the Conditions as if it had been an original party to the Note Purchase Agreement.

3. Any term or provision of this Deed to the contrary notwithstanding, the maximum aggregate amount of the obligations guaranteed under the Note Purchase Agreement by the Acceding Guarantor shall not exceed the maximum amount that can be guaranteed by the Acceding Guarantor without rendering the guarantee, as it relates to such Acceding Guarantor, voidable under applicable laws relating to fraudulent conveyance, fraudulent transfer, improper corporate benefit, financial assistance or similar laws affecting the rights of creditors generally.

4. The guarantee does not apply to any liability to the extent that it would result in the guarantee constituting unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006 or any equivalent and applicable provisions under the laws of the jurisdiction of incorporation of the relevant Guarantor.

5. By its execution of this Deed, the Acceding Guarantor irrevocably appoints the Issuer to act on its behalf as its agent in relation to the Note Documents on the terms set out in the Conditions.

6. This Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

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IN WITNESS WHEREOF this Deed has been executed as a deed poll by the Acceding Guarantor and is intended to be and is hereby delivered on the day and year first before written.

The Acceding Guarantor

EXECUTED as a **DEED POLL**)

____

By: **ATENTO CHILE S.A.**

Name: Andreína Morales Suárez

Title: Representative